# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurora Innovation, Inc., CIK 0001828108
CUSIP: 051774107
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1654 Smallman St, Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0001785453
Persons authorized to receive notices and communications: Andre Dubois, c/o Index Ventures, 5th Floor, 44 Esplanade, St. Helier, Jersey (Y9), JE1 3FG, 44 1534 605600

## Reporting persons
- Index Ventures Growth III (Jersey), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 37,658,409; shared voting power 0; sole dispositive power 37,658,409; shared dispositive power 0; aggregate amount beneficially owned 37,658,409 (2.2% of the class)
  Comment: Consists of (i) 315,415 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") and (ii) 37,342,994 shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer's certificate of incorporation. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percent of class was calculated based on (i) 1,708,146,085 shares of Class A Common Stock outstanding as of July 22, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2026, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).
- Yucca (Jersey) SLP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 573,457; shared voting power 0; sole dispositive power 573,457; shared dispositive power 0; aggregate amount beneficially owned 573,457 (0% of the class)
  Comment: Consists of (i) 4,803 shares of Class A Common Stock and (ii) 568,654 shares of Class B Common Stock of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer's certificate of incorporation. Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 1,708,146,085 shares of Class A Common Stock outstanding as of July 22, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2026, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).
- Index Venture Growth Associates III Limited (CIK 0001785453): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 38,231,866; shared voting power 0; sole dispositive power 38,231,866; shared dispositive power 0; aggregate amount beneficially owned 38,231,866 (2.2% of the class)
  Comment: Consists of (i) 320,218 shares of Class A Common Stock and (ii) 37,911,648 shares of Class B Common Stock of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer's certificate of incorporation. Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 1,708,146,085 shares of Class A Common Stock outstanding as of July 22, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2026, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value per share
Name of issuer: Aurora Innovation, Inc.
Address of issuer's principal executive offices: 1654 Smallman St, Pittsburgh, Pennsylvania (PA), 15222
Comment: This Amendment to the Schedule 13D originally filed on November 15, 2021 relates to the shares of Class A Common Stock of Aurora Innovation, Inc. (the "Issuer"). The Issuer also has Class B Common Stock (together with the Class A Common Stock, the "Common Stock"), issued and outstanding, which stock is convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and automatically upon the occurrence of certain events described in the Issuer's certificate of incorporation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 1,708,146,085 shares of Class A Common Stock outstanding as of July 22, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2026, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

Index Ventures Growth III (Jersey) L.P. ("Index Growth III") directly owns 37,658,409 shares of Common Stock, consisting of (i) 315,415 shares of Class A Common Stock and (ii) 37,342,994 shares of Class B Common Stock, which represents approximately 2.2% of the outstanding Common Stock.

Yucca (Jersey) SLP ("Yucca") directly owns 573,457 shares of Common Stock, consisting of (i) 4,803 shares of Class A Common Stock and (ii) 568,654 shares of Class B Common Stock, which represents less than 0.1% of the outstanding Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror Index Growth III's investments. As a result, Index Venture Growth Associates III Limited ("IVGA III") may be deemed to have dispositive and voting power over Yucca's shares by virtue of its dispositive power over and voting power over the shares owned by Index Growth III.

IVGA III may be deemed to beneficially own the 38,231,866 shares of Common Stock owned by Index Growth III and Yucca, consisting of (i) 320,218 shares of Class A Common Stock and (ii) 37,911,648 shares of Class B Common Stock, which represents approximately 2.2% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference.
Transactions in the class effected during the past sixty days: On August 5, 2026, Index Growth III and Yucca sold 177,085 shares and 2,697 shares, respectively, of the Issuer's Class A Common Stock in open market transactions for an average price of $7.0746 per share. Except as otherwise set forth in this Item 5(c), none of the Reporting Persons have effected any transactions in the Issuer's Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the transactions reported in Item 5(c), the Reporting Persons beneficially owned less than five percent of the Issuer's Class A Common Stock.

## Signatures
- Index Ventures Growth III (Jersey), L.P.: /s/ Nigel Greenwood, Director of General Partner (08/07/2026)
- Yucca (Jersey) SLP: /s/ Nigel Greenwood, Authorised Signatory (08/07/2026)
- Index Venture Growth Associates III Limited: /s/ Nigel Greenwood, Director (08/07/2026)